Exhibit (a)(5)(C)

Filed and Attested by PROTHONOTARY 24 NOV 2015 05:34 pm D. SAVAGE Case ID: 151103586

) ) ) ) ) ) ) ) JAMES A. MITAROTONDA c/o The Pep Boys-Manny, Moe & Jack 3111 W. Allegheny Avenue Philadelphia, PA 19132 ROBERT L. NARDELLI c/o The Pep Boys-Manny, Moe & Jack 3111 W. Allegheny Avenue Philadelphia, PA 19132 ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ROBERT ROSENBLATT c/o The Pep Boys-Manny, Moe & Jack 3111 W. Allegheny Avenue Philadelphia, PA 19132 JANE SCACCETTI c/o The Pep Boys-Manny, Moe & Jack 3111 W. Allegheny Avenue Philadelphia, PA 19132 ANDREA M. WEISS c/o The Pep Boys-Manny, Moe & Jack 3111 W. Allegheny Avenue Philadelphia, PA 19132 BRIDGESTONE AMERICAS, INC. 535 Marriott Drive Nashville, TN 37214 BRIDGESTONE RETAIL OPERATIONS, LLC 333 E. Lake Street Bloomingdale, IL 60108 TAJ ACQUISITION CO. 333 E. Lake Street Bloomingdale, IL 60108 Defendants, -and-THE PEP BOYS-MANNY, MOE & JACK, Nominal Defendant. 2 Case ID: 151103586

NOTICE

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3

Case ID: 151103586

HENRY TINDEL, Individually and On Behalf of All Others Similarly Situated,
145 Van Etten Blvd.
New Rochelle, NY 10804

Plaintiff,

vs.

SCOTT P. SIDER
c/o The Pep Boys – Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia, PA 19132

JOHN T. SWEETWOOD
c/o The Pep Boys – Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia, PA 19132

ROBERT H. HOTZ
c/o The Pep Boys – Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia, PA 19132

MATTHEW GOLDFARB
c/o The Pep Boys – Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia, PA 19132

F. JACK LIEBAU, JR.
c/o The Pep Boys – Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia, PA 19132

BRUCE M. LISMAN
c/o The Pep Boys – Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia, PA 19132

JAMES A. MITAROTONDA
c/o The Pep Boys – Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia, PA 19132

COURT OF COMMON PLEAS
PHILADELPHIA COUNTY,
PENNSYLVANIA

CIVIL ACTION – LAW & EQUITY

Case No.

VERIFIED SHAREHOLDER CLASS AND DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTIES

Jury Trial Demanded

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Case ID: 151103586

ROBERT L. NARDELLI c/o The Pep Boys-Manny, Moe & Jack 3111 W. Allegheny Avenue Philadelphia, PA 19132 ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ROBERT ROSENBLATT c/o The Pep Boys-Manny, Moe & Jack 3111 W. Allegheny Avenue Philadelphia, PA 19132 JANE SCACCETTI c/o The Pep Boys-Manny, Moe & Jack 3111 W. Allegheny Avenue Philadelphia, PA 19132 ANDREA M. WEISS c/o The Pep Boys-Manny, Moe & Jack 3111 W. Allegheny Avenue Philadelphia, PA 19132 BRIDGESTONE AMERICAS, INC. 535 Marriott Drive Nashville, TN 37214 BRIDGESTONE RETAIL OPERATIONS, LLC 333 E. Lake Street Bloomingdale, IL 60108 TAJ ACQUISITION CO. 333 E. Lake Street Bloomingdale, IL 60108 Defendants, -and-THE PEP BOYS-MANNY, MOE & JACK, Nominal Defendant. Plaintiff Henry Tindel ("Plaintiff'), by his undersigned attorneys, for this Verified Shareholder Class and Derivative Complaint for Breach of Fiduciary Duties against the above-named defendants (collectively, "Defendants"), alleges upon personal knowledge with respect to 2 Case ID: 151103586 himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows: NATURE OF THE ACTION 1. This is a shareholder class and derivative action brought on behalf of the public shareholders ofThe Pep Boys-Manny, Moe & Jack ("Pep Boys" or the "Company") against the members of Pep Boys' board of directors (the "Board" or the "Director Defendants"), alleging breaches of fiduciary duties in connection with the proposed acquisition (the "Proposed Transaction") of Pep Boys by Bridgestone Retail Operations, LLC ("Bridgestone Retail" or "Parent"), a wholly-owned subsidiary of Bridgestone Americas, Inc. ("Bridgestone Americas" and, collectively with Bridgestone Retail, "Bridgestone"). The action also asserts claims against other defendants for aiding and abetting the Director Defendants' breaches of fiduciary duties. 2. Pep Boys (NYSE: PBY) is a full-service and tire automotive after-market chain with locations throughout the United States and Puerto Rico. The Company derives its revenues from two business segments: a retail parts and accessories business (including tires) and an automotive service business. The Company's headquarters are located in Philadelphia. 3. On October 26, 2015, Pep Boys entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which a wholly-owned subsidiary of Bridgestone Retail, TAJ Acquisition Co. ("TAJ" or "Merger Sub") will commence a cash tender offer (the "Offer") to acquire, subject to the terms of the Merger Agreement, all of the shares of Pep Boys' common stock, for a purchase price of $15.00. The Offer commenced on November 16, 2015, with the public filing of a Schedule 14D-9 Recommendation Statement ("Schedule 14D-9") with the U.S. Securities and Exchange Commission ("SEC"). The Offer is scheduled to expire at 5:00 p.m., New York City time, on Monday, January 4, 2016, unless it is extended. 3 Case ID: 151103586

4. Following the Proposed Transaction, TAJ will merge with and into Pep Boys, with the Company becoming a wholly-owned subsidiary of Bridgestone Retail, as well as an indirect, wholly-owned subsidiary of Bridgestone Americas. The Proposed Transaction values Pep Boys at a total of approximately $835 million in the aggregate (the "Purchase Price"). The Purchase Price constitutes a meager 23 percent premium over the Company's stock price on October 23, 2015, the last trading day before the Proposed Transaction was announced. 5. The Proposed Transaction was effectuated at the behest of GAMCO Asset Management Inc. and certain of its corporate affiliates (collectively, "GAMCO"). GAMCO holds approximately 19 percent of Pep Boy shares and is by far the Company's largest shareholder. From November 2014 until July 10, 2015, GAMCO conducted a contested proxy solicitation, seeking to appoint a controlling plurality of Pep Boys' Board. In the course of this proxy contest, GAMCO installed Defendant Scott P. Sider ("Sider") as the Company's Chief Executive Officer ("CEO") and appointed three members of its Board, Defendants Matthew Goldfarb ("Goldfarb"), F. Jack Liebau, Jr. ("Liebau"), and Bruce M. Lisman ("Lisman"). Once GAMCO's control of Pep Boys was secured, the Proposed Transaction followed in short order. The transaction is motivated in whole or in part to allow GAMCO to divest from its otherwise illiquid holdings of Pep Boys. 6. The Proposed Transaction 1s also being pushed by activist shareholder and Company director, Defendant James A. Mitarotonda, the co-founder, President, and CEO of Barington Capital Group LP ("Barington"), another investor in Pep Boys which desires a liquidity event with respect to its Company shares. 7. The Proposed Transaction is the product of a flawed process and deprives the Company's public shareholders of the ability to participate in the Company's long-term 4 Case ID: 151103586 prospects. Furthermore, in approving the Merger Agreement, the Director Defendants breached their fiduciary duties to the Company, Plaintiff, and the Class (defined herein). Moreover, as alleged herein, the Company, Bridgestone Americas, Bridgestone Retail, and TAJ aided and abetted the Director Defendants' breaches of fiduciary duties. 8. As detailed herein, the Director Defendants, aided and abetted by the other Defendants, failed to discharge their fiduciary duties to the Company and its shareholders by, among other things: (i) failing to ensure that shareholders will receive the maximum value for their shares; (ii) failing to conduct an appropriate sale process; and (iii) engaging in self-dealing behavior designed to line their own pockets at the expense of the Company's public shareholders. 9. Given the inadequate per-share price dictated by the Merger Agreement, it is perhaps unsurprising that the real winners in the Proposed Transaction are the Board members themselves. Collectively, they will reap over $5.3 million in cash in the form of an immediate vesting of their options, restricted stock units, and restricted performance units. In other words, each of the Director Defendants will receive cash as a result of immediate vesting, over and above any amounts such as option exercise prices they would have had to pay to enjoy such privileges. Defendant Sider-installed as CEO and a director by GAMCO-will receive $1.04 million. 10. Moreover, as a result of "change in control" provisions in their employment agreements, Defendants Sider and Sweetwood will receive "golden parachute" payments of $3.04 million and $73,463, respectively. Thus, for only six months on the job, Sider will receive over $3 million. 5 Case ID: 151103586

11. Compounding the unfairness of the Proposed Transaction, and in violation of the Director Defendants' fiduciary duty of full and fair disclosure, the Board issued materially incomplete and misleading disclosures in the Schedule 14D-9 filed on November 16, 2015. The Schedule 14D-9 is deficient and misleading in that it fails to provide adequate disclosure of all material information related to the Proposed Transaction. Because of the deficiencies in the Schedule 14D-9, Pep Boys shareholders will be unable to make an informed decision whether to tender their shares in the Offer before it expires on January 4, 2016. Moreover, Pep Boys shareholders will be irreparably harmed unless the Offer is enjoined pending both (i) the implementation of a process to obtain a transaction that provides appropriate value to shareholders for selling the Company, and (ii) a requirement that Defendants disclose all material information to shareholders relevant to their consideration of the Offer. 12. Further, the Director Defendants admit in the Schedule 14D-9 that, at the same time they were considering the Proposed Transaction, Pep Boys received a competing, stock-for stock offer from a strategic buyer referred to as "Party A" that would have yielded a value of $15.78 per Company share based on the closing price of Party A's common stock on October 23, 2015. In agreeing to the Proposed Transaction with Bridgestone and terminating discussions with Party A, the Director Defendants failed to act in the best interests of Pep Boys and its public shareholders and was, instead, unduly influenced by GAMCO and Barington to accept a lower all-cash offer from Bridgestone. 13. The Director Defendants agreed to an all-cash transaction with Bridgestone despite the potential for structuring the merger with Party A as a tax-free transaction and Party A's apparent willingness to negotiate and provide certain deal protections for the benefit of Pep Boys and its shareholders. For example, during negotiations Party A agreed to include, among 6 Case ID: 151103586 other things, a collar provision that protected Pep Boys from downward fluctuations in Party A's stock price, a lower termination fee of $10 million if the Company failed to obtain shareholder approval, and a termination fee of three percent of the Company's equity value in other circumstances (including in order to accept a "topping" offer), and a reverse termination fee if Party A failed to obtain shareholder approval for such a transaction. 14. The Director Defendants further breached their fiduciary duties by agreeing to preclusive deal protection devices in the Merger Agreement that will dissuade or otherwise prevent the emergence of competing offers. In particular, the Merger Agreement includes a "no solicitation" provision, a "matching rights" provision giving Parent the right to match any competing offer, and a termination fee of $35 million-almost four-and-a-quarter percent of the Purchase Price-that Pep Boys would have to pay Bridgestone Retail to enter into a competing transaction agreement (with no reciprocal termination fee payable by Bridgestone if it were to back out of the transaction). For example, the "no solicitation" provision prevents Pep Boys from soliciting other potential acquirers or even in continuing discussions with potential acquirers, and it requires the Company to enforce all confidential, "standstill," and similar agreements with all competing potential acquirers. 15. These provisions act in concert to forestall other companies from mounting a topping bid. Indeed, the Schedule 14D-9 reflects that at least nine other parties besides Bridgestone entered into non-disclosure and standstill agreements with Pep Boys, including Party A and another strategic buyer referred to as "Party B" which had been in discussions with Pep Boys to possibly acquire only the Company's retail business. These nondisclosure counterparties may be contractually prohibited from making a "topping" offer for Pep Boys. While the "no solicitation" provision in the Merger Agreement permits the Company to waive its 7 Case ID: 151103586 rights under these "standstill" and nondisclosure agreements "to the extent necessary to enable such counterparty to make a Competing Proposal," it may do so only "if requested by the applicable counterparty." This limited exception is inadequate, as it would not enable Pep Boys to waive standstill agreements that contractually prohibit counterparties from even requesting that Pep Boys do so. By contractually tying their hands to consider "topping" offers from the most likely bidders, the Director Defendants have violated their fiduciary duties. 16. Based on all of the above misconduct, in violation of Defendants' fiduciary duties of loyalty, due care, good faith, and full and fair disclosure, Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, to rescind the Proposed Transaction in the event that Defendants are able to consummate it. JURISDICTION AND VENUE 17. The Court has personal jurisdiction over all parties to this action, and venue is proper in this Court. Plaintiff has consented to the jurisdiction of the Court. Moreover, Pep Boys is a Pennsylvania corporation, and the Director Defendants are subject to the jurisdiction of this Court by virtue of being members of its Board. All Defendants have engaged in a course of conduct that has harmed the Company and its shareholders. 18. Venue is proper in this Court because the Company is headquartered in this county, a substantial portion of the transactions and wrongs complained of herein, including the Defendants' primary participation in the wrongful acts in violation of fiduciary duties owed to Pep Boys took place in this County, and the Defendants received substantial compensation here by doing business here and engaging in numerous activities that had an effect here. PARTIES 19. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Pep Boys common stock. 8 Case ID: 151103586

20. Nominal Defendant Pep Boys is a corporation organized and existing under the law of the Commonwealth of Pennsylvania. The Company maintains its principal executive offices at 3111 W. Allegheny Avenue, Philadelphia, PA 19132.

21. Defendant Sider has been the CEO and a director of Pep Boys since June 15, 2015. Sider was installed in these positions at the direction of GAMCO.

22. Defendant John T. Sweetwood ("Sweetwood") has been a director of Pep Boys since 2002. Previously, he served as the Company's Interim CEO from September 25, 2014 until the appointment of Sider.

23. Defendant Robert H. Hotz ("Hotz") has served as a director of Pep Boys since 2005 and as the Chairman of the Board since September 2011.

24. Defendant Goldfarb has served as a director of Pep Boys since July 10, 2015. Goldfarb serves as a nominee of GAMCO.

25. Defendant Liebau has served as a director of Pep Boys since July 10, 2015. Goldfarb serves as a nominee of GAMCO.

26. Defendant Lisman has served as a director of Pep Boys since July 10, 2015. Goldfarb serves as a nominee of GAMCO.

27. Defendant James A. Mitarotonda ("Mitarotonda") has served as a director of Pep Boys since 2006. Mitarotonda serves as a nominee of Barington.

28. Defendant Robert L. Nardelli ("Nardelli") has served as a director of Pep Boys since March 21, 2015.

29. Defendant Robert Rosenblatt ("Rosenblatt") has served as a director of Pep Boys since 2013.

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Case ID: 151103586

30. Defendant Jane Scaccetti ("Scaccetti") has served as a director of Pep Boys since 2002. 31. Defendant Andrea M. Weiss ("Weiss") has served as a director of Pep Boys since 2013. 32. Defendants Sider, Sweetwood, Hotz, Goldfarb, Liebau, Lisman, Mitarotonda, Nardelli, Rosenblatt, Scaccetti, and Weiss are referred to collectively as the "Board" or the "Director Defendants." 33. Defendant Bridgestone Americas is a corporation organized and existing under the laws of the State of Nevada, with its principal executive offices at 535 Marriott Drive, Nashville, TN 37214. Bridgestone Americas is the U.S. subsidiary of Bridgestone Corporation, the world's largest tire and rubber company. Bridgestone Corporation and its subsidiaries develop, manufacture and market a wide range of Bridgestone, Firestone and associate brand tires to address the needs of a broad range of customers. The companies are also engaged in retreading operations throughout the Western Hemisphere and produce air springs, roofing materials, and industrial fibers and textiles. 34. Defendant Bridgestone Retail (Parent) is a Delaware limited liability company headquartered at 333 E. Lake Street, Bloomingdale, IL 60108. Parent is a wholly-owned subsidiary of Bridgestone Americas. Parent owns and operates more than 2,200 tire and automotive service centers across the United States, including Firestone Complete Auto Care, Tires Plus, Hibdon Tires Plus, and Wheel Works store locations. 35. Defendant TAJ (Merger Sub) is a corporation organized and existing under the laws of the Commonwealth of Pennsylvania. It has no operations and was created for the purpose of effectuating the Proposed Transaction. Merger Sub, a wholly-owned subsidiary of 10 Case ID: 151103586

Parent, shares corporate headquarters with Parent at 333 E. Lake Street, Bloomingdale, IL 60108. 36. All of the above-named defendants are referred to herein as "Defendants." DERIVATIVE ACTION ALLEGATIONS 37. Plaintiff brings this action derivatively, on behalf of and in the right of Pep Boys, pursuant to Pa. R. Civ. P. 1506, to redress injuries suffered, and to be suffered, by Pep Boys as a direct result of the other Defendants' breaches of fiduciary duties and aiding and abetting breaches of fiduciary duties. The Company is named as a nominal defendant in a derivative capacity. 38. Plaintiff was a shareholder at the time of the wrongdoing complained of herein, and he has been a continuous holder of Pep Boys stock since then. 39. Plaintiff will adequately and fairly represent the interests of Pep Boys m prosecuting and enforcing its rights. 40. The Board of Pep Boys consists of the following 11 individuals: Defendants Sider, Sweetwood, Hotz, Goldfarb, Liebau, Lisman, Mitarotonda, Nardelli, Rosenblatt, Scaccetti, and Weiss. 41. Plaintiff has not made a written demand on the Board of Pep Boys to bring these derivative claims because irreparable harm to the Company would be caused if the Offer and the Proposed Transaction were not immediately challenged and enjoined. The Offer is currently set to expire on January 4, 2016, in too little time for the Board to review, investigate, evaluate, and act upon a demand to bring these claims, much less have them adjudicated by the Court. CLASS ACTION ALLEGATIONS 1 1 Case ID: 151103586

42. Plaintiff also brings this action as a class action under Pa. R. Civ. P. 1701 et seq. on behalf of himself and all other shareholders of Pep Boys, excluding Defendants and their relatives, representatives, and affiliates (the "Class"). This action is properly maintainable as a class action for the reasons set forth herein. 43. The Class is so numerous that joinder of all members is impracticable. As of October 21, 2015, as represented in the Merger Agreement, there were 54,023,769 shares of Pep Boys common stock issued and outstanding, held by hundreds, if not thousands, of shareholders. 44. Questions oflaw and fact are common to the Class, including: a. Whether the Director Defendants breached their fiduciary duties to the Company, Plaintiff, and the Class in connection with the Proposed Transaction; b. Whether other Defendants aided and abetted the Board's breaches; and c. Whether, as a result of Defendants' misconduct, the Class will suffer irreparable harm. 45. Plaintiffs claims are typical of those of the rest of the Class, and Plaintiff is not subject to any atypical claims or defenses. 46. Plaintiff is an adequate representative and will fairly represent the Class because he has the same interests as other Class members, is committed to prosecuting this action, has no conflicts of interest, and has retained competent counsel experienced in litigation of this nature. 47. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for Defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the 12 Case ID: 151103586 adjudications or would substantially impair or impede those non-party Class members' ability to protect their interests. 48. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate. DIRECTOR DEFENDANTS' FIDUCIARY DUTIES 49. By reason of the Director Defendants' positions as directors of Pep Boys, they are in a fiduciary relationship with the Company and its public shareholders and owe them a duty of care, loyalty, good faith, full and fair disclosure, and independence. 50. By virtue of their positions as directors and/or officers of Pep Boys, the Director Defendants, at all relevant times, had the power to control and influence Pep Boys, did control and influence Pep Boys, and caused Pep Boys to engage in the practices complained ofherein. 51. To diligently comply with their fiduciary duties, the Director Defendants may not take any action that: (a) adversely affects the value provided to the Company's shareholders; (b) favors themselves or discourages or inhibits alternative offers to purchase control of the Company or its assets; (c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the Company's shareholders; (d) will provide the Director Defendants with preferential treatment at the expense of, or separate from, the Company's public shareholders; and/or (e) contractually prohibits the Director Defendants from complying with or carrying out their fiduciary duties. 52. In accordance with their duties of loyalty and good faith, the Director Defendants are obligated to refrain from: (a) participating in any transaction where their loyalties are divided; (b) participating in any transaction where they receive, or are entitled to receive, a 13 Case ID: 151103586 personal financial benefit not equally shared by the public shareholders of the Company; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders. 53. Plaintiff alleges herein that Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, due care, good faith, and independence owed to the Company, or are aiding and abetting others in violating those duties. 54. The Director Defendants also owe the Company's shareholders a duty of full and fair disclosure, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the shareholders' equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of full and fair disclosure by failing to disclose all material information concerning the Proposed Transaction and/or aiding and abetting other Defendants' breaches. AIDING AND ABETTING 55. In addition to the wrongful conduct herein alleged as giving rise to pnmary liability, certain of the Defendants further aided and abetted and/or assisted each other in the breach of their respective duties as herein alleged. 56. During all relevant times hereto, Defendants, and each of them, initiated a course of conduct that was designed to: (i) favor the interests of Bridgestone as well as of the Director Defendants; (ii) permit Bridgestone to acquire Pep Boys pursuant to a defective sales process; (iii) permit Bridgestone to acquire Pep Boys for an unfair price; and (iv) permit Bridgestone to acquire Pep Boys without Pep Boys shareholders being fully informed of all material information relating to the Proposed Transaction. In furtherance of this plan and course of conduct, Defendants, and each of them, took the actions as set forth herein. 14 Case ID: 151103586

57. Each of the Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his, her, or its overall contribution to, and furtherance of, the wrongdoing. Defendants' acts of aiding and abetting included, *inter alia*, the acts each of them is alleged to have committed in furtherance of the common enterprise and common course of conduct complained of herein.

SUBSTANTIVE ALLEGATIONS

Pep Boys' History and Current Business

58. Pep Boys, founded in 1921, sells automotive parts and accessories, and provides automotive maintenance (chiefly, tire) services, to millions of commercial and consumer customers throughout its approximately 800 locations in the United States and Puerto Rico. The Company operates 568 "supercenters" and "superhubs" approximately 20,000 square feet in size, and 235 service and tire centers of approximately 5,000 square feet each. In 2014, Pep Boys achieved approximately $2.1 billion in revenues, of which 55 percent was automotive service revenues and 46 percent was sales of parts and accessories (including to both commercial and "do-it-yourself" consumer customers).

After a Period of Challenge, the Company Is Poised for Substantial Growth

59. Low tire prices and weak sales in 2014 caused Pep Boys to announce a surprise loss in the second quarter of its 2014 fiscal year. The losses caused then-CEO Michael Odell to resign. As it looked to replace Odell, Pep Boys, under Interim CEO Sweetwood, determined to place greater emphasis on service operations (such as tire installation) and lesser emphasis on the

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Case ID: 151103586

sales of parts and accessories. Sweetwood highlighted the Company's improving results in a conference call with securities analysts on December 9, 2014: Third quarter performance reflects continued progress on our stated strategy of moving the business towards service, while stabilizing retail. Comp service revenue increased by $9.9 million or 3.7% versus last year, led by increases in tires, maintenance and repairs. To further move revenues towards service, we continue to add Service and Tire Centers to the portfolio. As that model is refined, returns from the most recently opened stores are exceeding the cost of capital. Retail comp sales were $4 million or 1.8%. [Emphases added.] 60. Pep Boys' increased focus on service-business revenues continued to pay off in early 2015. On June 8, 2015, the Company announced net earnings for the first quarter of2015 of $11.9 million, an increase of over $10 million from results in the same quarter of the previous year. Similarly, operating profits rose from $6.0 million to $23.1 million. Sweetwood described the turnaround as follows: Tires continue to be a success story for Pep Boys as both unit and dollar sales have been consistently growing. Consumers are responding well to the premium branded higher end products, now part of our assortment and the odds are better that we'll have the tires they want, when they want them as we're moving more inventory from warehouses to the stores. The digital business is both growing sales and expanding margins. The range of products offered is continuing to grow and consumer input is guiding ongoing improvements to simplify navigation of our site to get DIY instructions, and better product information and to schedule service appointments. And each day more of our capabilities are mobile enabled. On the cost side, the revised labor management process implemented regionally last quarter has generated the planned savings. As it's rolled out nationally we expect to continue to see payroll costs fall and our in-store discount improvement program initiated in the fourth quarter of last year is now generating a 150 basis point reduction. Inventory continues to shrink. Our new replenishment system is putting the right product in the right stores at the right time and what isn't turning fast enough is being rationalized. We've also been successful with clearance sections in the stores to free up funds that would otherwise be tied up in inventory. For the future, capitalizing on our recent success, we're creating new tire hubs within major markets, which will meaningfully increase the speed of delivery to stores. 16 Case ID: 151103586

We're simplifying store operations by significantly reducing tasks to generate lower payroll costs and provide associates more time to spend with customers. We're opening more service and tire centers during the year, continuously refining the model for better returns. And finally, two new Road Ahead markets grand re-open, Denver and Cincinnati, and a reduced investment model will be opening in Baltimore in July. So in summary, sales grew, expenses fell, margins recovered and inventory decreased and we're adding productive new stores. [Emphases added.] 61. On June 15, 2015, Pep Boys installed Sider as CEO at the behest of GAMCO. Securities analysts reacted positively to this development. 62. Pep Boys continued to experience positive developments in the late summer of 2015. On September 8, 2015, the Company issued a press release announcing second-quarter and first-half results for fiscal 2015. The Company reported net earnings of $4.8 million for the quarter, versus a $0.3 million loss for the same period the previous year. First half earnings were $16.7 million, compared to $1.3 million previously. Moreover, the Company nearly doubled its cash holdings, from $38.4 million to $62.4 million. 63. New CEO Sider commented on these developments as follows: In the second quarter we drove double-digit sales growth in commercial, driven by our unique ability to offer tires as part of our client offerings. Other key current and go-forward initiatives includes growth in national accounts, e commerce enhancements, a commercial specific loyalty program, optimize inventory assortment planning and expanding the number of commercial sales markets. Comparable tire sales were up 3.3% for the second quarter. We continue to see strong sales in national brands. We are working on expanding our tire segment by increasing the number of brands and increasing the on-site availability, as we redefine the retail space within the Supercenters. Fleet services increased year-over-year by over 11%, as we continue with our selling strategy at the national, regional and local levels. We expect continued growth in the B2B, vehicle repair and maintenance lines of our business. Additionally, the fleet sales team expansion into new markets will help fuel our continued growth. 17 Case ID: 151103586

We will leverage our 800-plus corporately operated stores, which can handle a wide assortment of our customers needs. We are making changes to the store organizational structure. We are combining the management of the retail and service segments at the store level into a single General Manager role. This change is reducing our labor cost as well as improving our customer satisfaction by being able to cross-utilize our employees. Inventory rationalization continues, as we look to reduce overall inventory by eliminating non-core products and reducing assortment. Cost of goods is driving our redefinition of inventory and product mix. We are expanding our CRM efforts in order to make our marketing dollars more productive, as we worry more about our customer's wants and needs. To summarize, our team is focused on improving our customer expenence, reducing cost and driving revenue. [Emphases added.] GAMCO Presses (or a Sale o(Pep Bovs 64. Notwithstanding Pep Boys' improving results and promtsmg prospects, the Company has faced pressure from its largest shareholder, GAMCO, to take actions that will benefit GAMCO to the detriment of other shareholders. 65. On June 12, 2012, GAMCO disclosed its ownership of 4.1 million shares, or 7.77 percent, of the Company-holdings that have increased to approximately 19 percent on a continuous basis since that time. 66. GAMCO has aggressively sought to control Pep Boys' Board since November 2014. At that time, GAMCO representatives met with Board Chairman Hotz to discuss GAMCO's intentions to nominate multiple individuals for election to the Board. 67. On April 22, 2015-Dne day after disclosing that it owned 18.5 percent of Pep Boys common stock-GAMCO announced its plan to nominate five candidates for election to the Board. This number increased to six candidates in a May 19, 2015, filing with the SEC. GAMCO and Pep Boys entered into settlement discussions to avoid an all-out proxy battle. Thus, on June 8, 2015, GAMCO reduced its demand to only four Board candidates. 18 Case ID: 151103586

68. GAMCO and the Company announced on June 10, 2015 that they had reached a settlement of the Board control issue whereby GAMCO would nominate only three candidates and Pep Boys would appoint Sider as CEO and a director. Sider was appointed to both these positions on June 15, 2015. 69. Under the domination of GAMCO, including through its Board members Sider, Goldfarb, Liebau, and Lisman, the Board has engineered the Proposed Transaction for the inadequate Offer Price. The Proposed Transaction is structured to the detriment of Pep Boys' public shareholders and solely to the benefit of the Director Defendants and GAMCO, which would otherwise be unable to cash out of its illiquid holdings of Company stock. The .Propm·,ed Tran·actiotr o[Pep Bovs bv Bridgestoue 70. On October 26, 2015, Pep Boys entered into the Merger Agreement with Parent and Merger Sub, pursuant to which Merger Sub will commence a tender offer to acquire all of the outstanding shares of Pep Boys common stock through an all-cash tender offer at $15.00 per share. 71. The Proposed Transaction values Pep Boys at a total of approximately $835 million. 72. The Merger Agreement was approved unanimously by the Board, which then caused Pep Boys to enter into the Merger Agreement. The Merger Agreement provides that the merger will be effected without the vote of Pep Boys shareholders. 73. Under the terms of the Merger Agreement, Merger Sub was obligated to commence the tender offer as promptly as practicable, and it did so on November 16, 2015. The tender offer will expire at 5:00p.m., New York City time, on January 4, 2016. The Proposed Transaction is expected to close shortly thereafter, through a second-step merger under Pennsylvania law. 19 Case ID: 151103586

The Proposed Transaction Offers Inadequate Consideration
<u>and Is Timed to Take Unfair Advantage of Shareholders</u>

74. The Proposed Transaction undervalues Pep Boys to the detriment of the Company, Plaintiff, and the Class.

75. At only $15.00 per share, the Proposed Transaction price significantly undervalues Pep Boys common stock. Immediately before the deal was announced, PBY traded at $12.15 per share and had recently traded at $12.85 per share. The Offer Price constitutes only a 17 percent premium to the latter price—well below premiums applicable to comparable merger transactions.

76. Further, the $15.00 per share Offer Price does not adequately value Pep Boys' vast market potential. Given Pep Boys' product development and the significant growth expected in the next few years, the consideration offered per share does not reflect the true value of Pep Boys' stock.

77. By contrast, Bridgestone will reap substantial benefits from the Proposed Transaction—benefits for which it is not fully paying Pep Boys' shareholders. In a joint press release on October 26, 2015, Bridgestone candidly admitted as follows:

> The acquisition ***accelerates the global growth strategy of Bridgestone*** Corporation, the world's largest tire and rubber company and parent of Bridgestone Americas. Pep Boys will ***add approximately 800 locations*** to BSRO's nationwide network of 2,200 tire and automotive service centers, which operate under the Firestone Complete Auto Care, Tires Plus, Hibdon Tires Plus and Wheel Works brand banners.
>
> Along with these company-owned stores and Bridgestone's more than 5,000 long-standing dealers and distributors in the United States, ***Pep Boys' distribution network will help reach even more consumers*** with the products and services they want when they need them. The acquisition represents an ***immediate nationwide expansion of more than 35 percent for BSRO***. [Emphases added.]

78. Rather than causing Pep Boys to continue as an independent company and allowing shareholders to reap the benefits of the Company's improving operational and financial

20
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success, the Director Defendants acted for their own benefit, and the benefit of Bridgestone, by agreeing to sell the Company. The Director Defendants effectively capped Pep Boys' price at a time when the Company was poised to capitalize on its positioning for long-term growth. 79. Accordingly, the Director Defendants, aided and abetted by the other Defendants, agreed to inadequate consideration in breach of their fiduciary duties. The Preclusive Deal Protection Measures 80. As part of the Merger Agreement, the Director Defendants agreed to certain onerous and unreasonable "deal protection" devices that operate conjunctively to make the Proposed Transaction a fait accompli and preclude competing offers from emerging for the Company. 81. For example, Section 8.3 of the Merger Agreement includes a "no solicitation" provision barring the Company from soliciting interest from other potential acquirers in order to procure any price greater than the amount offered by Parent. This section further demands that the Company terminate any and all prior or ongoing discussions with other potential acquirers. 82. Further, should an unsolicited bidder submit a competing proposal, the Company must notify Parent before beginning any discussions of the competing proposal. Thereafter, should the Board determine to consider a superior competing proposal, the Merger Agreement requires that the Company disclose the terms of the competing proposal to Parent, and allow Parent to make a counter-offer so that the competing offer no longer constitutes a superior proposal. 83. Section 8.3 of the Merger Agreement also provides that Pep Boys must pay Parent a termination fee of $35 million, constituting approximately 4.19 percent of the total cash value of the Proposed Transaction, if the Company decides to pursue a competing offer. This 21 Case ID: 151103586 essentially forces any competing bidder to pay a naked premium for the right to provide the shareholders with a superior offer.

84. These deal protection provisions unreasonably restrain the Board's ability to maximize shareholder value by restricting the Board from pursuing better deals. Indeed, under the circumstances surrounding the Proposed Transaction, the limited instances in which the Board can present the shareholders with a superior offer are too narrowly circumscribed to provide an effective "fiduciary out" for the Director Defendants.

The Proposed Transaction Resulted from Various Conflicts of Interest

85. The Proposed Transaction resulted from various conflicts of interest by the Director Defendants, who voted to approve it unanimously.

86. Among other things, the Director Defendants, as well as Pep Boys' executives, own substantial shares of Pep Boys' common stock, as well as options and other rights that will vest and accelerate upon consummation of the Proposed Transaction, thereby ensuring the Director Defendants a rich payday solely because of the Proposed Transaction. As reflected in the Schedule 14D-9, the Director Defendants will receive the following aggregate additional consideration in respect of Pep Boys options, restricted stock units, and performance stock units if the Proposed Transaction is consummated:

Director	Additional Consideration
Sider	$1,042,008
Sweetwood	787,280
Hotz	834,815
Goldfarb	97,950
Liebau	97,950
Lisman	97,950
Mitarotonda	795,110

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87. Further, Defendant Sider is conceded by the Company to be non-independent according to the NYSE standards for director independence. In addition, Sider depends for his livelihood on his continued employment as CEO of Pep Boys. 88. Defendants Goldfarb, Liebau, and Lisman also are not independent. As nominees ofGAMCO, which owns approximately 19 percent of Pep Boys' common stock and is by far the largest single shareholder of the Company, these defendants are incapable of objectively determining whether to sell Pep Boys to Bridgestone; they will automatically act to maximize GAMCO's return on its investment in Pep Boys by voting in favor of the Proposed Transaction, thereby allowing GAMCO to cash out of its otherwise illiquid shares. 89. Defendant Mitarotonda is similarly conflicted. He serves as the Chairman, President and CEO of New York-based Barington, a private hedge fund and a significant holder of Pep Boys stock. 90. All of the above conflicts rendered the Director Defendants incapable of acting in the best interests of Pep Boys' shareholders. 23 Case ID: 151103586 Nardelli 134,670 Rosenblatt 321,555 Scaccetti 787,280 Weiss 321,555 TOTAL $5,318,123

The Materially Misleading Schedule 14D-9 91. The Director Defendants filed the Schedule 14D-9 with the SEC in connection with the Proposed Transaction on November 16, 2015. As discussed below and elsewhere herein, the Schedule 14D-9 omits material information that must be disclosed to Pep Boys' shareholders to enable them to render an informed decision with respect to the Proposed Transaction. 92. Although the Schedule 14D-9 indicates that Pep Boys has entered into a nondisclosure or "standstill" agreement with at least nine potential bidders besides Bridgestone, the Director Defendants fail to disclose whether any of those agreements contractually prohibit the counterparty from making an offer to the Company and, if so, whether the counterparty is contractually prohibited from contacting the Company to request a waiver of the "standstill" provision. Moreover, while the Schedule 14D-9 indicates that the Company did enter into a nondisclosure and standstill agreement with Bridgestone, Defendants failed to file a copy of this material with the SEC. 93. The Schedule 14D-9 provides materially incomplete and misleading information related to Party A's stock-for-stock offer, which the Board rejected in favor of the all-cash transaction with Bridgestone. For example, the Schedule 14D-9 misleadingly states that in electing to pursue the Proposed Transaction over Party A's stock-for-stock transaction, the Director Defendants considered the lack of certainty of the value of Party A's non-cash consideration "due to the potential volatility of stock prices and markets ...." Yet, the Schedule 14D-9 also indicated that Party A agreed to revise its original, fixed-exchange-ratio offer into a fixed-value structure, subject to a collar provision, thereby protecting Pep Boys shareholders from the effects of downward fluctuations in Party A's stock price. In assessing whether the 24 Case ID: 151103586

Proposed Transaction is in their best interests, Company shareholders reqmre information concerning the precise protection against such fluctuation provided by Party A's proposed fixed value structure and collar provision, as well as information relating to the liquidity of Party A's stock, such as its market capitalization, average trading volume, and public float. 94. The Schedule 140-9 also is materially incomplete and misleading concerning the factors considered by the Board in determining to reject Party A's offer in favor of Bridgestone's offer. For example, the Schedule 140-9 fails to state whether the Board considered the tax consequences of either the Proposed Transaction or Party A's proposal to shareholders, and whether a transaction with Party A could or would be structured as a tax-free transaction. 95. The Schedule 14D-9 discloses a materially incomplete and misleading set of the management-prepared financial projections for the Company that had been provided to and considered by both the Board in approving the Proposed Transaction and Rothschild Inc. ("Rothschild") in preparing its fairness opinion to the Board. For example, the Schedule 140-9 omits the following material projections: (a) reconciliation of GAAP net income to non-GAAP unlevered free cash flow and non-GAAP EBITDA; (b) depreciation and amortization; (c) stock-based compensation expense; (d) taxes or tax rate; (e) changes in net working capital; and (f) adjustments to unlevered free cash flow not otherwise disclosed. 96. The Schedule 14D-9 fails to provide a fair summary of the dates and discussions, if any, between Pep Boys and Bridgestone, and/or their respective representatives, regarding 25 Case ID: 151103586 potential post-merger employment, consulting, and directorship opportunities for Pep Boys' officers and/or directors-including whether any or all of Pep Boys' officers have reasonable expectations that they will retain their employment at the combined company. 97. The Schedule 14D-9 discloses a materially incomplete and misleading set of management-prepared financial projections for the Company that had been provided to and considered by both the Board in approving the Proposed Transaction and Rothschild, the Board's financial advisor, in preparing its fairness opinion. Specifically, the Schedule 14D-9 indicates that: (i) the feasibility study commissioned by the Company reflected that a sale of the Company's retail business could be financially viable from both the Company's and a prospective purchaser's perspective; (ii) Party B, among others, was interested in acquiring this retail business and continued to negotiate with Bridgestone concerning such an acquisition until the Board approved the Proposed Transaction; and (iii) Rothschild performed an "Illustrative Valuation of Sale and Separation of Retail Business," which reflected that the implied per share equity reference high value for Pep Boys was $16.50. Yet, Defendants fail to disclose any "sum of the parts" projections of the Company's retail and service business segments. Such sum-of the-parts projections of a company's various business segments are material to a shareholder's ability to weigh a proposed transaction for the sale of the entire company against other potential transactions for only parts of the company. Without them, Pep Boys shareholders are unable to consider the relative merits of the Proposed Transaction versus a transaction with Party B. 98. The Schedule 14D-9 also is materially incomplete and misleading with respect to the financial analyses used by Rothschild to support its purported fairness opinion. 99. First, the Schedule 14D-9 fails to disclose what adjustments to enterprise value with regard to net debt, minimum operating cash, non-operating assets, and non-operating 26 Case ID: 151103586 liabilities were used to arrive at Pep Boys' equity value. This information is material to Pep Boys shareholders in evaluating the Proposed Transaction.

100. Second, the Schedule 14D-9 fails to disclose material information relating to Rothschild's Selected Public Companies Analysis, including:

(a) The objective criteria used by Rothschild in its selection of companies for the two sectors used in this analysis, particularly given that a number of the public companies identified by Pep Boys as being its peers in the Schedule 14D-9—*viz.*, Finish Line, Rent-a-Center, Lithia Motors, Midas, Aaron's, hhgregg, Pier 1, RadioShack, and Williams Sonoma—were excluded from the analysis;

(b) Rothschild's determination to apply a reference range of EV/EBITDA multiples of 7.0x to 9.0x in its calculation of the implied per-share equity reference range for Pep Boys, as well as in its Illustrative Discounted Cash Flow ("DCF") analysis—when both the median and mean of the Core Automotive Aftermarket and all selected companies were well above this reference range;

(c) The benchmarking metrics for each of the selected companies analyzed;

(d) Explanation and qualification of the basis for estimating minimum operating cash, non-operating assets, and non-operating liabilities; and

(e) The multiples observed for each of the selected companies and specification whether any company's multiples were excluded as "not meaningful" or "not publicly available."

101. The Schedule 14D-9 fails to disclose material information relating to Rothschild's Selected Precedent Transaction Analysis, including:

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Case ID: 151103586

(a) The objective criteria utilized by Rothschild in its selection of transactions for the three sectors used in this analysis; (b) Rothschild's determination to apply a reference range of EV/LTM EBITDA multiples of 8.5x to 11.5x in its calculation of the implied per-share equity reference range for Pep Boys-when the medians for the Automotive Service, Automotive Aftermarket Retail, and all selected transactions were entirely above this reference range and the median for the Tires transactions was only slightly below the high of this reference range; and (c) The multiples and target enterprise values observed for each of the selected transactions, and the specification as to whether any transaction's multiples were excluded as "not meaningful" or "not publicly available"-particularly in light of the wide range of observed minimum and maximum multiples and the omission of the observed means. 102. The Schedule 14D-9 fails to disclose material information relating to Rothschild's Illustrative DCF Analysis, including: (a) The basis for the discount range of8.5 percent to 10.5 percent; (b) The implied terminal EBITDA multiples derived from the selected perpetuity growth rate range of2.5 percent to 3.5 percent; (c) The implied terminal perpetuity growth rates derived from the selected terminal forward EBITDA multiples of7.0x to 9.0x; (d) The terminal EBITDA on which Rothschild's analysis relied; (e) The definition ofunlevered free cash flows, including whether stock-based compensation expense was treated as a cash or non-cash expense; and 28 Case ID: 151103586

(f) Quantifications of the weighted average cost of capital assumptions. 103. The Schedule 140-9 fails todisclose material information relating to Rothschild's Illustrative Valuation of Sale and Separation of Retail Business Analysis, including: (a) The basis for Rothschild's selection of an EV/EBITDA multiple range of 8.0x to 10.0x in estimating the value range of the Company's automotive service business as $690 million to $860 million, where that range is entirely below the mean and median multiples of EV/FY2016E EBITDA derived for the Core Automotive Aftermarket companies featured in the Selected Public Companies Analysis, as well as the median EV/LTM EBITDA multiple derived for the Automotive Service transactions; (b) The terms provided by management to Rothschild to value the sale and separation of the retail business, specifically including: (i) the number of retail locations included in the sale; (ii) the square footage to be leased by the buyer from the Company; (iii) rent which would be paid per square foot for such locations; and (iv) the terms and conditions of a supply agreement; and (c) The basis for management's estimation of the value of the Company's retail business, net of costs and taxes, as only $175 million, including whether Rothschild made any adjustments to this estimate. CAUSES OF ACTION COUNT I On Behalf of Plaintiff and the Class for Breach of Fiduciary Duties (Against the Director Defendants) 104. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein. 105. As members of the Company's Board, the Director Defendants have fiduciary obligations to: 29 Case ID: 151103586

a. undertake an appropriate evaluation of Pep Boys' net worth as a merger/acquisition candidate; b. take all appropriate steps to enhance Pep Boys' value and attractiveness as a merger/acquisition candidate; c. act independently to protect the interests of the Company's public shareholders; d. adequately ensure that no conflicts of interest exist between the Director Defendants' own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Pep Boys' public shareholders; e. evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Pep Boys; and f. provide full, fair, and accurate disclosure to Company shareholders. 106. The Director Defendants have breached their fiduciary duties to Plaintiff and the Class. 107. As alleged herein, the Director Defendants have initiated a process to sell Pep Boys that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Director Defendants have capped the price of Pep Boys at a price that does not adequately reflect the Company's true value. The Director Defendants also failed to sufficiently inform themselves of Pep Boys' value, or have disregarded the true value of the Company. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction. 30 Case ID: 151103586

108. In addition, the Director Defendants have caused materially misleading and incomplete information to be disseminated to the Company's public shareholders. The Schedule 14D-9 fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading. The misleading omissions and disclosures by Defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company's shareholders. Because of Defendants' failure to provide full and fair disclosure, Plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Proposed Transaction, and thus are damaged thereby. 109. As such, unless the Director Defendants' conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value. 110. Plaintiff and the members of the Class have no adequate remedy at law. COUNT II On Behalf of Plaintiff and the Class for Aiding and Abetting the Board's Breaches of Fiduciary Duties (Against Parent, Merger Sub and Bridgestone) 111. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein. 112. Defendants Parent, Merger Sub and Bridgestone knowingly assisted the Director Defendants' breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Parent, Merger Sub and Bridgestone obtained sensitive, non-public information concerning Pep Boys, and thus had unfair advantages that are enabling them to pursue the Proposed Transaction, which offers unfair and inadequate consideration. 31 Case ID: 151103586

113. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their Pep Boys shares. 114. Plaintiff and the members ofthe Class have no adequate remedy at law. COUNT III Derivatively on Behalf of Pep Boys for Breach of Fiduciary Duties (Against the Director Defendants) 115. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein. 116. As members of the Company's Board, the Director Defendants have fiduciary obligations to: a. undertake anappropriate evaluation of Pep Boys' net worth as a merger/acquisition candidate; b. take all appropriate steps to enhance Pep Boys' value and attractiveness as a merger/acquisition candidate; c. act independently to protect the interests of the Company's public shareholders; d. adequately ensure that no conflicts of interest exist between the Director Defendants' own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Pep Boys' public shareholders; e. evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Pep Boys; and f. provide full, fair, and accurate disclosure to Company shareholders. 117. The Director Defendants have breached their fiduciary duties to Pep Boys. 32 Case ID: 151103586

118. As alleged herein, the Director Defendants have initiated a process to sell Pep Boys that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Director Defendants have capped the price of Pep Boys at a price that does not adequately reflect the Company's true value. The Director Defendants also failed to sufficiently inform themselves of Pep Boys' value, or have disregarded the true value of the Company. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction. 119. In addition, the Director Defendants have caused materially misleading and incomplete information to be disseminated to the Company's public shareholders. The Schedule 14D-9 fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company's shareholders. Because of defendants' failure to provide full and fair disclosure, Plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Proposed Transaction, and thus are damaged thereby. 120. As such, unless the Director Defendants' conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Pep Boys, and will further a process that inhibits the maximization of shareholder value. 121. Plaintiff and the members of the Class have no adequate remedy at law. 33 Case ID: 151103586

COUNT IV Derivatively on Behalf of Pep Boys for Aiding and Abetting the Board's Breaches of Fiduciary Duties (Against Parent, Merger Sub and Bridgestone) 122. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein. 123. Defendants Parent, Merger Sub and Bridgestone knowingly assisted the Director Defendants' breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Parent, Merger Sub and Bridgestone obtained sensitive, non-public information concerning Pep Boys, and thus had unfair advantages that are enabling them to pursue the Proposed Transaction, which offers unfair and inadequate consideration. 124. As a result of this conduct, Pep Boys has been and will be irreparably harmed. 125. Pep Boys has no adequate remedy at law. JURY DEMAND 126. Plaintiff hereby demands a trial by jury of all issues so triable. PRAYER FOR RELIEF WHEREFORE, Plaintiff prays for judgment and relief as follows: A. Ordering that this action may be maintained as a derivative and class action and certifying Plaintiff as the Class representative and Plaintiffs counsel as Class counsel; Declaring that the conduct of the Director Defendants in approving the Proposed B. Transaction constitutes a breach of the Director Defendants' fiduciary duties; C. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction, 34 Case ID: 151103586 until or unless the Company adopts and implements a fair sales process and discloses all material information to shareholders; D. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class; E. Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained ofherein; F. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiffs attorneys' and experts' fees; and G. Granting such other and further relief as the Court may deem just and proper. Dated: November 24,2015 LLC By:-4--...-.-----"'-->o,;-f----- Evan J. Smith, Esquire (PA 79032) 333 E. City Avenue, Suite 510 Bala Cynwyd, PA 19004 610-667-6200 610-667-9029 (facsimile) esmith @brodsky-smith.com JOHNSON & WEAVER, LLP W. Scott Holleman 99 Madison Avenue, 5th Floor New York, NY 10016 (212) 602-1592 35 Case ID: 151103586

' : VERIFICATION I, Evan J. Smith, Esquire, hereby state that I am the attorney for the Plaintiff(s) in this Civil Action and verify that the statements made in the foregoing pleading are correct to the best of my knowledge, information and belief. I understand that the statements herein are made subject to the penalties of 18 Pa.C.S.A. Section 4904 relating to unsworn fal ifications to authorities. Dated: November 24,2015 Case ID: 151103586